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October 13, 2020
Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549 Attn: Ms. Lisa Larkin Mr. Jason Fox

Re:	Nuveen New York Municipal Value Fund, Inc. (the “Registrant”)

Registration Statement on Form N-14

File No. 333-248305

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 24, 2020, with respect to the Registrant’s Registration Statement on Form N-14 filed on August 24, 2020 (the “Registration Statement”) relating to the issuance of shares in connection with the proposed combination of Nuveen New York Municipal Value Fund 2 (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Legal Comments

1.

Comment:   In the Q&A captioned “Why has each Fund’s Board recommended the Proposal?” please revise, in accordance with plain English principles, the statement that the Reorganization is “part of an ongoing initiative to rationalize the product offerings of Nuveen’s municipal closed-end funds.”

Response: The Registrant has revised the disclosure to read as follows:

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), a subsidiary of Nuveen, LLC (“Nuveen”) and the Funds’ investment adviser, recommended the proposed

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

October 13, 2020

Reorganization as part of an ongoing initiative to streamline Nuveen’s municipal closed-end fund line-up and eliminate overlapping products.

2.	Comment: In the Q&A captioned “Why has each Fund’s Board recommended the Proposal?” please explain supplementally what is meant by “exposure to state bonds where issuance remains diverse and robust.”

Response:   For the information of the staff, “exposure to state bonds where issuance remains diverse and robust” refers to the variety of municipal bonds and number and activity of municipal bond issuers in the State of New York, which remain significant in comparison to other U.S. states.

3.

Comment:   In the Q&A captioned “Do the Funds have similar investment objectives, policies and risks?” please explain supplementally or revise the statement that “[t]he Funds have substantially similar (but not identical) investment objectives” to reflect any differences between the Funds. The staff notes the differences highlighted in the chart on page 7 in the row labelled “Distressed Securities” and on page 8 in the row labelled “Other Investment Companies” as potential differences between the Funds.

Response:   For the information of the staff, the differences noted in the Q&A reflect minor variations in how the investment objectives of the Funds are worded, and are not reflective of substantive differences in how the Funds are operated. In addition, although there are other differences in the Funds’ stated investment policies regarding distressed securities and investments in other investment companies, as a result of internal guidelines, there are no material differences in how the Funds use these investments.

4.

Comment:   In light of references to the Funds holding virtual meetings in the Q&A Section and elsewhere, please confirm that such meetings will be held in accordance with applicable staff guidance, and that you have reviewed applicable state law and governing documents and determined that virtual meetings are permitted thereunder.

Response:   For the information of the staff, the Registrant confirms that the virtual meetings will be held in accordance with applicable staff guidance and has determined that virtual meetings are permitted under staff guidance, applicable state law and each Fund’s governing documents.

5.

Comment:   Please confirm that you have reviewed and will comply with the Commission’s rulemaking under the Fixing America’s Surface Transportation (FAST) Act and will hyperlink each exhibit identified in the Part C and other information incorporated by reference.

Response:   For the information of the staff, the Registrant has reviewed the Commission’s rulemaking under the FAST Act and has hyperlinked each exhibit identified in the Part C and other information incorporated by reference.

6.

Comment:   In the sub-section titled “Reasons for the Reorganization” beginning on page 37 of the Joint Proxy Statement/Prospectus, you note that the Boards have determined that the Reorganization would be in the best interests of the applicable Fund and that the interests of the existing shareholders of such Fund would not be diluted as a result of the Reorganization. Please confirm supplementally that the other conditions of Rule 17a-8 have been met.

October 13, 2020

Response: For the information of the staff, the Registrant confirms that the conditions of Rule 17a-8 have been satisfied.

7.

Comment:   In connection with the sub-section titled “Reasons for the Reorganization” beginning on page 37 of the Joint Proxy Statement/Prospectus and other discussions of the Boards’ considerations please confirm supplementally (a) whether the Boards considered any factors that did not weigh in favor of the Reorganizations and (b) whether the Boards considered the comparative performance of the Funds. If the Boards considered any such factors that are not discussed in the Joint Proxy Statement/Prospectus, please revise the disclosure to note such factors.

Response:   For the information of the staff, the Registrant has been advised that the principal factors considered by the Boards in approving the Reorganization (including, among other things, factors relating to secondary market performance and to certain similarities and differences between the Funds, each of which is a New York municipal fund) are set forth and discussed in the sub-section titled “Reasons for the Reorganization” and that such disclosure is consistent with the Boards’ records.

Accounting Comments

8.	Comment: Please incorporate by reference the Funds’ unaudited financial statements for the most recently completed semi-annual period into the Registration Statement.

Response:   Each Fund’s audited financial statements for the fiscal year ended February 29, 2020, which are incorporated by reference into the Registration Statement, remain current pursuant to Rule 3-18 of Regulation S-X, and unaudited financial statements for the semi-annual period ended August 31, 2020 are not yet available or otherwise required. Accordingly, the Registrant respectfully declines to make the requested change.

9.

Comment:   For the fee and expense tables on page 15 of the Joint Proxy Statement/Prospectus, please confirm that the tables accurately reflect each Fund’s current fees and expenses or provide the information as of a more recent date.

Response: The Registrant confirms that the fees and expenses for the current fiscal period of the Funds through July 2020 do not differ materially from the information presented.

10.

Comment:   Please explain supplementally and disclose in the Joint Proxy Statement/Prospectus whether the Reorganization will be accounted for as a business combination or asset acquisition in accordance with Accounting Standards Codification Topic 805 (ASC 805), Business Combinations. Supplementally, please describe if there will be any day one gain or loss and how transaction costs will be allocated in relation to the purchase price.

Response:   The Reorganization will be accounted for as a business combination under ASC 805. The Registrant has added language to this effect to Note 2 of the pro forma financial statements at page S-63 of the Statement of Additional Information. For the information of the staff, there will not be any day one gain or loss. Each Fund will accrue the expenses incurred in

October 13, 2020

connection with the Reorganization at or before the Valuation Time (as defined in the Agreement and Plan of Reorganization).

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt Shareholder